American Skandia Life Assurance Corporation
                        (A Prudential Financial Company)
                        One Corporate Drive, P.O. Box 883
                           Shelton, Connecticut 06484

                                      Rider
             Joint and Survivor Guaranteed Minimum Payments Benefit

This Rider is made a part of your Annuity. For purposes of this Rider, certain provisions of your Annuity are amended as described below. If the terms of the Annuity and those of this Rider conflict, the provisions of this Rider shall control. Should this Rider terminate, any amended or replaced Annuity provisions based on this Rider's terms will revert back to the provisions in your Annuity, except as may be provided below.

The Effective Date of the Rider: The Effective Date of this Rider is shown in the Schedule Supplement.

Definitions:
For purposes of this Rider, the following definitions apply:

         Designated Life/Lives: The natural person(s) who are the measuring life/lives for the benefit described in this Rider and who are the person(s) shown in the Schedule Supplement. These persons must be each other's Spouse at the time that this Rider is elected and at the first death of one of them.

         Owner/Participant: The term "Owner" may be referred to as "Participant" in your Annuity, and "Owner Rights" may be referred to as "participation rights." In this Rider, for simplicity, the Participant is referred to as Owner and participation rights are referred to as Ownership Rights.

         Spouse: An individual whom we believe would be recognized as a Spouse under federal law.

Owner, Annuitant and Beneficiary Designations: For purposes of this Rider, the designations under your Annuity must be as follows:

An Owner must be named, and if the Owner is a natural person, the Owner must be a Designated Life. The Owner may also be a custodial account pursuant to Internal Revenue Section 408(a) or another entity we may permit. If an entity is the Owner, the Annuitant must be a Designated Life, and the Annuitant's Spouse must also be a Designated Life. A co-Owner may be named who must also be the Owner's Spouse and a Designated Life. If the Annuity is owned by both Designated Lives, the Owner must be named as the Annuitant. Each co-Owner must be designated as the other co-Owner's primary Beneficiary. If the Annuity is owned by only one of the Designated Lives, that person must be named as the Annuitant, and the other Designated Life must be named the sole primary Beneficiary.

While this Rider is in effect, the Designated Lives may not be changed, and you may not change either Owner or Annuitant designations, unless you are removing a co-Owner who is not also the Annuitant. You may name a new Beneficiary(ies) or a new contingent Benficiary(ies). However, such new Beneficiary(ies) or new contingent Beneficiary(ies) will not be a Designated Life.

First Death of a Designated Life and Spousal Continuation of Benefit: For purposes of this Rider the Spousal Continuation provision in your Annuity is modified, as follows

Upon the first of the Designated Lives to die ("First Death"), if a death benefit is payable and the surviving Designated Life chooses to continue the Annuity, this Rider remains in force unless we are instructed otherwise. We will not transfer any amounts to the money market Sub-account upon receipt of due proof of the decedent's death in connection with this Rider. The Account Value will remain in the required investment options for this Rider (see "Investment Limitations" below).

Upon the First Death, if a death benefit is payable and a Spouse who chooses to continue the Annuity is not a Designated Life, this Rider terminates. Please also refer to the provision entitled "Termination of Benefits" below.

Upon the First Death, if a death benefit is payable and the Annuity is not continued according to the Spousal Continuation provision, then the death benefit will be paid under the terms of your Annuity, and the Rider terminates as of the date we receive In Writing due proof of death.

Upon the First Death, if a death benefit is not payable and there is a surviving Designated Life (i.e., if the first of the Designated Lives to die is the Beneficiary but not an Owner), the Rider will continue.

Upon the First Death, if a Death Benefit is not payable and there is no surviving Designated Life, this Rider terminates as of the date of death of that Designated Life.

Misstatement of Age or Sex: For purposes of this Rider, the following sentence is added to the section in your Annuity entitled "Misstatement of Age or Sex":

If there has been a misstatement of the age and/or sex of any Designated Life upon whose life the guarantees under this Rider are based, we make adjustments to any charges and any benefits payable under this Rider to conform to the facts.

Annual Income Amount: This Rider makes provision for guaranteed minimum payments over time. Initially, a protected value ("Initial Protected Value") is the basis for the calculation of the Annual Income Amount, an amount which can be withdrawn each year. After the Initial Protected Value is calculated, there is no subsequent calculation for a protected value. The Initial Protected Value upon which such payments to you are based is described below and is not set until the date of the first withdrawal. Delaying the date of the first withdrawal may increase the Initial Protected Value. This benefit continues until and unless the benefit terminates as described below in "Termination of Benefits." If your Account Value is depleted (reduced to zero) and there are any remaining values, we pay a remaining value as guarantee payments ("Guarantee Payments").

We guarantee that, subject to the limits and conditions outlined in this Rider, each Annuity Year you may take, as one or multiple withdrawals, an income amount ("Annual Income Amount"). All or any portion of a withdrawal that exceeds the Annual Income Amount for that Annuity Year is considered excess income ("Excess Income"). Excess Income will reduce the Annual Income Amount in subsequent Annuity Years, as described below.

Withdrawals: Withdrawals, for the purposes of this Rider, are withdrawals that include any applicable contingent deferred sales charge or other charges applicable upon a withdrawal.

Initial Annual Income Amount: The initial Annual Income Amount is set as of the date of the first withdrawal from your Annuity and is based on the Initial Protected Value.

The Initial Protected Value is the highest of the following values:

     (1) the Account Value on the date of the first withdrawal, prior to such first withdrawal;

     (2) the roll-up value ("Roll-Up Value") on the date of such first withdrawal. The Roll-Up Value equals (a) plus (b), where:

          (a) is your Account Value on the Effective Date of the Rider increasing at the daily equivalent of the Roll-Up Rate shown in the Schedule Supplement until the earlier of the date we stop increasing the Roll-Up Value, as shown in the Schedule Supplement, and the date of such first withdrawal; and

          (b) each adjusted Purchase Payment ("Adjusted Purchase Payment") received after the Effective Date of the Rider and before such first withdrawal, increasing at the daily equivalent of the Roll-Up Rate from the date each Purchase Payment is received at our Office to the earlier of the date we stop increasing the Roll-Up Value and the date of such first withdrawal. Adjusted Purchase Payments are Purchase Payments increased by any Credits applied to your Account Value in relation to Purchase Payments and decreased by any charges deducted from such Purchase Payments; and

     (3) the ratchet value ("Ratchet Value") on the date of such first withdrawal. The Ratchet Value is the highest measured Account Value ("Measured Account Value") on any of the Ratchet Value measuring dates shown in the Schedule Supplement. The Measured Account Value is the Account Value on a Ratchet Value measuring date plus any Adjusted Purchase Payments received at our Office after that Ratchet Value measuring date to the date of such first withdrawal.

The initial Annual Income Amount is determined by applying the Annual Income Percentage shown in the Schedule Supplement to the Initial Protected Value.

Impact of Withdrawals: Withdrawals reduce the remaining Annual Income Amount available during an Annuity Year. Withdrawals in an Annuity Year that in total do not exceed the Annual Income Amount for that Annuity Year do not reduce the Annual Income Amount in subsequent Annuity Years. Each withdrawal of Excess Income that occurs once you have withdrawn that Annuity Year's Annual Income Amount reduces the Annual Income Amount proportionately. That proportional reduction is calculated by multiplying the Annual Income Amount by the ratio of the Excess Income to the Account Value immediately subsequent to the withdrawal of any Annual Income Amount and prior to the withdrawal of the Excess Income (even if both withdrawals occurred in the same day).

Withdrawal Flexibility: Withdrawals are not required. However, the Annual Income Amount is not increased in subsequent Annuity Years if you decide not to take a withdrawal in an Annuity Year or take withdrawals in an Annuity Year that in total are less than the Annual Income Amount.

Required Minimum Distributions: The Annual Income Amount will be increased for any Annuity Year to the extent necessary in that Annuity Year to meet any minimum distribution requirement pursuant to the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder. This increase applies only in relation to the required minimum distribution based on the value of your Annuity.

Additional Purchase Payment(s) after your First Withdrawal: Before your Account Value is depleted, you may make additional Purchase Payments, subject to the Purchase Payments Limitation provision below. The increase to the Annual Income Amount resulting from each Purchase Payment equals the Annual Income Percentage applied to the Adjusted Purchase Payment.

Purchase Payment(s) Limitation: We may limit any subsequent Purchase Payment(s) if we determine that as a result of the timing and amounts of your subsequent Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of subsequent Purchase Payment(s). We reserve the right to not accept subsequent Purchase Payments for new business purposes. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

Step-Ups: We permit a step-up to your Annual Income Amount under certain circumstances. The new Annual Income Amount would be calculated by applying the Annual Income Percentage to the then current Account Value. Your first request for a step-up may be made at any time after your first withdrawal and the step-up waiting period shown in the Schedule Supplement. Once a step-up occurs, a new step-up waiting period applies, and you may again step up at any time after such a subsequent waiting period expires. As described below, a step-up may affect the charge for this Rider. You must submit your request to step up in a form satisfactory to us at our Office.

Guarantee Payments: Once your Account Value is depleted, we subsequently make one or more Guarantee Payments, as long as any Excess Income has not reduced the Annual Income Amount to zero, until the death of the second of the Designated Lives to die (or upon the simultaneous deaths of both Designated Lives). The only provisions of your Annuity that subsequently remain in effect are those that relate to such Guarantee Payments. In the Annuity Year your Account Value is depleted, the only Guarantee Payment due, if any, generally equals the Annual Income Amount not yet withdrawn in that Annuity Year. In subsequent Annuity Years, the Guarantee Payment equals the Annual Income Amount in effect as of the date the Account Value is depleted.

Unless you request an alternate mode of payment we make available, we make such Guarantee Payments once each Annuity Year.

We will commute any Guarantee Payments due and pay you a lump sum if the total Guarantee Payment due each Annuity Year is less than the minimum Guarantee Payment amount shown in the Schedule Supplement. We commute the Guarantee Payments for a fixed, joint life and last survivor annuity if both Designated Lives are living, or a fixed, single life annuity if only one of the Designated Lives is living using the same basis that is used to calculate the guaranteed annuity rates in your Annuity.

We will charge against Guarantee Payments any applicable premium taxes paid to any governmental entity on the basis of Guarantee Payments we may make.

Annuity Payments: If annuity payments are to begin under the terms of your Annuity, you can elect to either:

     (1) apply your Account Value to any annuity option available in the Annuity Payments section of your Annuity; or
     (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We make such annuity payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were Spouses at the time of the first death.

We must receive your request In Writing at our Office. If annuity payments are to begin under the terms of your Annuity and you have not made an election, we will make annual annuity payments as a joint and last survivor fixed annuity or as a single life fixed annuity, as applicable, each with five payments certain using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The annual guaranteed annuity rates for a joint and last survivor fixed annuity and a single life fixed annuity, each with five payments certain are shown in the Annuity Payment Table in the Schedule Supplement. The amount that will be applied to provide such annuity payments will be the greater of:

     (1) the present value of future Annual Income Amount payments. Such present value will be calculated using the same basis that is used to calculate the guaranteed annuity rates in your Annuity; and
     (2)  the Account Value.

If no withdrawal was ever taken, we will determine an Initial Protected Value and calculate an Annual Income Amount as if you made your first withdrawal on the date we transfer all Account Value in order to begin annuity payments.

Minimum Surrender Value: Any provision in your Annuity requiring there be a minimum Surrender Value or Account Value as of the date of any withdrawal is waived while this Rider is in effect.

Investment Limitations: As part of the consideration for the benefit provided by this Rider, we may limit the investment options in which you may allocate Account Value, require that you invest in only certain investment options or require that you maintain all or a portion of your Account Value in accordance with an asset allocation model. At any time until this Rider is terminated, these requirements may be implemented, suspended or changed. This includes changing prohibited investment options, changing required investment options or changing the required limitation between one type of investment limitation and another. Any transfers resulting from our implementing or changing any investment limitations will not be counted in determining the number of free transfers made during an Annuity Year.

Charge for the Rider: The charge is applied against the daily total value of each Sub-account in which Account Value is maintained in the Annuity of which this Rider is made a part. The charge is assessed each day at the daily equivalent of the applicable rate. On the Effective Date of this Rider, the applicable rate is as shown in the Schedule Supplement. Upon any step-up, we may increase the charge. Any new charge is based on charges applicable to annuity purchasers of the same class of Annuity.

Proof of Survival: Any Guarantee Payment is subject to evidence we receive In Writing that at least one Designated Life is then alive. We may withhold such Guarantee Payments until we receive such evidence or evidence satisfactory to us of the death of both Designated Lives. We credit interest on such withheld Guarantee Payments at the rate required by law. Should we subsequently determine withheld Guarantee Payments are payable, we will pay the withheld Guarantee Payments and any applicable interest credited in a lump sum.

Facility of Payment: We reserve the right, in settlement of full liability, to make Guarantee Payments to a guardian, relative or other person if you are deemed to be legally incompetent, as permitted by law.

Recovery of Excess Guarantee Payments: We may recover from you or your estate any Guarantee Payments made after the death of both Designated Lives.

Termination of Benefits: If there is Account Value in your Annuity, you may terminate this Rider at any time upon notification to us In Writing. Benefits pursuant to this Rider terminate upon the first to occur of the following events:

     (1) we process a termination of this Rider. If your Annuity is otherwise still in effect, we will consider you to have elected to remain in any applicable asset allocation program then in effect, or in the investment options that we require for the Rider, unless you instruct us otherwise;
     (2) the date of receipt of due proof of the first Designated Life to die who is an Owner, if the surviving Spouse does not elect to continue the Annuity;
     (3) the date of receipt of due proof of the first Designated Life to die who is an Owner, if the surviving Spouse is not eligible to continue the benefit because such Spouse is not a Designated Life;
     (4)  the date of the second Designated Life's death;
     (5) if Account Value remains on the Annuity Date, or if earlier, the date we transfer all Account Value in order to begin annuity payments;
     (6)  the Account Value is depleted and the Annual Income Amount is zero;
          and

     (7) we process a request to change any designation of the Annuity that either results in a violation of the Designations provision of this Rider or if we do not then consent to continue the Rider.



                   American Skandia Life Assurance Corporation
                        (A Prudential Financial Company)



                             ----------------------
                                    Secretary